Exhibit 99.1

Workplace Intelligence Platform Othership Plans Expansion to 5,000 Bookable Workspaces Worldwide, Bringing Flexibility and Convenience to Hybrid and Traveling Workers

Vancouver, British Columbia (May 20, 2026) — Leading workplace intelligence platform Othership today announced a significant expansion of its bookable workspaces network from 500 across 13 countries to over 5,000 across 120 countries. This integration will support Othership’s global growth and its ambition to become a comprehensive workplace solution for both distributed organizations and remote professionals. Originally launched in the UK and Europe, the platform provides easy access to convenient, comfortable, and reliable workspaces for professionals worldwide, while enabling organizations to coordinate their hybrid and traveling workforce.

“With the addition of 4,500 venues on the platform, Othership’s Workspace Finder will allow organizations to accommodate their hybrid and traveling workers around the world,” said Othership founder Arnaud Mardegan. “Beyond on-demand workspace access, Othership also delivers a comprehensive workplace intelligence solution that gives organizations real visibility into their office spaces and how their teams operate, transforming fragmented data into clear insights that inform better decisions about real estate, workforce strategy, and people policies.”

Othership has begun adding the new venues to its network in phases, with testing underway this month to ensure seamless integration. Selected venues will be officially launched on Othership’s online platform beginning in the UK, with gradual expansion to the U.S. and Canada. Each location will feature a dedicated listing with a venue description, location details, and pricing.

Combining a Workspace Finder solution for hybrid and traveling professionals and a Workplace Manager solution for organizations with in-office and distributed workforces, Othership significantly improves workspace and workforce management. The platform enables smarter planning, reduces unused space, enhances sustainability and productivity, and helps reshape offices to prioritize connection and collaboration.

About Othership

Othership, a subsidiary of ZenaTech Inc. (Nasdaq: ZENA), is a cloud-based workplace intelligence platform that uses data-driven insights to help organizations optimize workspaces, reduce real estate spend, improve capital efficiency, and increase employee engagement. The platform provides executives and HR leaders with access to 5000+ workspaces worldwide, as well as clear visibility into their existing space utilization, workforce deployment, and operational performance to inform strategic decision-making. Othership supports smarter planning, improved sustainability, and enhanced workplace culture, aligning corporate goals and employee needs.

Safe Harbor

This press release and related comments include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of Othership and reflects management’s expectations and projections regarding Othership’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to Othership’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; Othership's ability to deliver products to the market as currently contemplated, including Workspace Finder and Workplace Manager; Othership's ability to develop products for markets as currently contemplated; Othership’s anticipated cash needs and its needs for additional financing; Othership’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which its parent, ZenaTech, operates; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of Othership; Othership’s expected business objectives for the next twelve months; Othership’s ability to obtain additional funds as required including from its parent, ZenaTech, or affiliated companies; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, rules and regulations; and other related risks and uncertainties disclosed under the heading “Risk Factors“ in ZenaTech's filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. Othership undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Contact for more information:

Celeste Maridat

PR & Communications Specialist

ZenaTech, Inc.
media@zenatech.com